Exhibit 99.1

APPOINTMENT OF DIRECTOR

5 February 2021

NEW YORK and LONDON – February 5, 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA / LSE: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announces the appointment of Dr Thomas Adams, Ph.D. as an executive director.

Dr Adams will assume the position of Head of Drug Development with immediate effect and his executive role will be to manage and oversee all matters relating to the Company’s pre-clinical and clinical drug development programs and associated intellectual property.

Dr Thomas H Adams (age: 78)

Dr. Adams holds a Ph.D. in Biochemistry from the University of California, Riverside. The Board believes that Dr. Adams’ executive leadership and the extensive healthcare expertise he has developed makes Dr. Adams ideally qualified to serve as an additional director of the Company.

Dr Adams, has been a director of Cardiff Oncology, Inc (NASDAQ: CRDF) (“Cardiff”) since June 2018, serving in the roles of Chief Executive Officer from June 2018 to May 2020, as chairman of the board from April 2009 to December 2020 and as Executive Chairman from May through December 2020.

At Cardiff, Dr Adams led the development and repurposing of onvansertib, a first-in-class, third-generation Polo-like Kinase 1 (PLK1) inhibitor, in combination with standard-of-care chemotherapy and targeted therapeutics, for the potential treatment of KRAS-mutated metastatic colorectal cancer (mCRC), metastatic castration-resistant prostate cancer and relapsed or refractory acute myeloid leukemia.

He is currently a Director at Hepion Pharmaceuticals, Inc. (NASDAQ: HEPA) where he has served since 2014. Previously, Dr. Adams served as Chairman of Clearbridge BioPhotonics, Inc., an imaging solutions company, from 2013 to 2019, and as Director of Synergy Pharmaceuticals, Inc. from 2009 to 2019.

He served in several leadership roles at IRIS International, including Director, Head of Personalized Medicine and Chief Technology Officer, from 2005 until the company’s acquisition by Danaher Corporation in 2012.

From 1998 to 2006, Dr. Adams was Chairman and Chief Executive Officer of Leucadia Technologies, a privately held biotechnology company which was acquired by IRIS International, Inc. in 2006.

Dr. Adams founded Genta, Inc. in 1989 and served as its Chief Executive Officer until 1997. He also founded Gen-Probe, Inc. in 1984 and served as Chairman and Chief Executive Officer until its acquisition by Chugai Biopharmaceuticals, Inc. in 1989.

Dr Adams stated, “I am excited to join the team at Tiziana to focus on developing foralumab and milciclib. These new targeted therapies promise to deliver relief to patients suffering from cancer, inflammatory and infectious disease. My experience in precision medicine utilizing targeted therapies with precision diagnostics should accelerate the delivery of these important therapeutics.”

Gabriele Cerrone, Chairman of Tiziana, said “We are delighted to welcome Dr Adams to the Board and consider that his proven track record in the field of cancer could add significant value to the development of the Company’s Milciclib and Foralumab oncology programs.”

This announcement contains inside information.

Pursuant to Listing Rule 9.6.13, in connection with Dr Adams’ appointment, Dr Adams was Executive Chairman of Synergy Pharmaceuticals Inc. until October 2018. In December 2018 Synergy Pharmaceuticals Inc. (then listed on NASDAQ), filed for Chapter 11 bankruptcy in the USA. The company currently remains in the administration process. There are no other disclosures to make pursuant to Listing Rule 9.6.13, in respect of Dr Adams’ appointment.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

U.S. Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com